Exhibit 99.1

Elong Power Holding Limited (NASDAQ: ELPW) Announces Subsidiary’s Entry into a Three-Year Cooperation Agreement Worth at least RMB2 Billion (～US$300 Million), Achieving a Major Breakthrough in Domestic Grid-Side Energy Storage Supply

Beijing, November 5, 2026 /Globe Newswire/ — Elong Power Holding Limited (NASDAQ: ELPW, hereinafter referred to as “Elong Power” or the “Company”) today announced that its wholly-owned subsidiary, Elong Power (Beijing) Co., Ltd. (“Elong Beijing”), has entered into a three-year energy storage equipment cooperation agreement with a total procurement value of no less than RMB2 billion (approximately US$300 million). The agreement takes effect on the date of signing, and may be renewed upon the parties’ written agreement prior to its expiration. This milestone achievement marks recognition of the Company’s complete-set energy storage system supply capabilities by domestic grid-side independent energy storage developers, and represents important progress in the Company’s order reserves for its core energy storage business.

Under the terms of the agreement, the cooperating party will give priority to procuring from Elong Beijing, with a three-year total procurement value of no less than RMB2 billion (approximately US$300 million). The first purchase contract will be signed in January 2027, with a contract value of no less than RMB300 million (approximately US$45 million). This cooperation is another key milestone in the commercialization of the Company’s core energy storage business, following the US$25.5 million annual omnichannel distribution agreement. Built on its asset-light strategic layout, the Company will advance two growth curves in parallel: on the one hand, leveraging its Hong Kong platform to expand overseas consumer electronics distribution and open up global B2B channels; on the other hand, rooted in the domestic energy storage equipment sector, leveraging its complete-set energy storage equipment supply advantages to deeply align with the equipment demand of grid-side independent energy storage projects, continuously delivering on energy storage equipment sales revenue expectations, and validating the feasibility of the Company’s “energy storage equipment supply + cross-border trade” dual-engine strategy.

Management Commentary

Elong Power’s management stated: “Grid-side independent energy storage is a core track in the construction of China’s new power system, and demand for complete-set energy storage equipment remains robust. The signing of this cooperation agreement represents recognition by domestic energy storage developers of Elong Power’s energy storage system technology, equipment delivery capabilities and comprehensive commercial competitiveness. It lays a solid order foundation for the Company’s energy storage equipment sales over the next three years, and the arrangements for implementing the first batch of equipment purchase contracts worth no less than RMB300 million (approximately US$45 million) are expected to translate into energy storage equipment sales revenue.

The positioning of this cooperation is clear: the Company focuses on complete-set energy storage equipment supply, while the cooperating party is responsible for the investment, construction and operation of energy storage power stations. Under the collaborative layout of its ‘energy storage equipment supply + cross-border distribution’ dual business, the Company will continue to optimize supply chain management and equipment performance and delivery capabilities, and steadily advance the implementation of project-specific equipment purchase contracts under the framework. We will continue to deepen our presence in the domestic energy storage equipment market while steadily expanding our Asia-Pacific cross-border trade footprint. Leveraging a diversified business portfolio to smooth cyclical fluctuations, we will continue to enhance our cash flow and profitability, creating long-term sustainable returns for all shareholders.”

About Elong Power

Elong Power Holding Limited is an exempted company incorporated under the laws of the Cayman Islands. Adhering to its development strategy of “Asset-Light, R&D-Intensive, AI + Energy Storage, Global Scenario Deployment”, the Company focuses on its core lithium battery energy storage system business. As a global provider of intelligent energy storage system solutions, it delivers energy storage products featuring high reliability, enhanced safety and superior cost competitiveness, covering portable energy storage, residential energy storage, commercial and industrial (C&I) energy storage and large-scale grid-side independent energy storage power stations. Ms. Xiaodan Liu serves as the Company’s Chairperson and Chief Executive Officer and oversees its day-to-day operations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar expressions, and include statements regarding the Company’s business strategy, its transition to an energy storage system integration business, its global expansion, its use of financing proceeds and its future results of operations. Such statements involve risks and uncertainties, including, among others: the Company’s limited operating history in the energy storage business; its ability to achieve positive gross margins and profitability from continuing operations; its need for additional financing and its ability to continue as a going concern; customer and supplier concentration; competition; related-party transactions; maintaining its Nasdaq listing; PRC regulatory, economic and currency risks; and other risk factors disclosed in the Company’s periodic filings and subsequent submissions with the SEC, including its Annual Report on Form 20-F. All forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking statements except as required by applicable law.

Investor & Media Contact

Elong Power Investor Relations

Email: ir@elongpower.com